FIRST AMENDMENT TO THE BYLAWS

OF

PATRIOT TRANSPORTATION HOLDING, INC.

In accordance with resolutions adopted by the Board of Directors of Patriot Transportation Holding, Inc., a Florida corporation (the “Corporation”), the Bylaws of the Corporation (the “Bylaws”), are hereby amended as set forth in this First Amendment to the Bylaws, effective December 14, 2020.

AMENDMENT

1.                   Article II, Section 3 of the Bylaws is deleted in its entirety and replaced with the following:

“Section 3. Place of Meeting. The Board of Directors may designate any place, within or without the State of Florida, as the place of meeting for any annual meeting or for any special meeting called by the Board of Directors. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the principal office of the Corporation in the State of Florida. The Board of Directors may, in its sole discretion, determine that an annual or special meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Sections 607.0701, 607.0702 and 607.0709 of the Florida Business Corporation Act.”

2.                   Article II, Section 4 of the Bylaws is deleted in its entirety and replaced with the following:

“Section 4. Notice of Meeting. Written notice, stating the place, day and hour of the meeting, the means of remote communication, if any, and the purpose or purposes for which the meeting is called, shall be delivered not less than ten nor more than sixty days before the date of the meeting, either personally or by mail (or by other means permitted under the Florida Business Corporation Act and other law and listing standards applicable to the Corporation), by or at the direction of the President, or the Secretary; or the persons calling the meeting, to each stockholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed delivered when deposited in the United States mail, addressed to the stockholder at his address as it appears on the stock transfer books of the Corporation, with postage thereon prepaid; provided, however, when stockholders who hold four-fifths of the voting stock having the right and entitled to vote at any meeting shall be present at such meeting, however called or notified, and shall sign a written consent thereto on the record of the meeting, the acts of such meeting shall be as valid as if called in the manner hereinabove required or otherwise required by law.”

3.	Except as amended hereby, all terms and provisions of the Bylaws shall remain in full force and effect.

CERTIFICATION OF BYLAWS

The foregoing First Amendment to the Bylaws of Patriot Transportation Holding, Inc., together with the Bylaws of Patriot Transportation Holding, Inc., are the Bylaws of the Corporation, and are certified to have been adopted by the Board of Directors of the Corporation effective as of the date first set forth above.

/s/ Matthew C. McNulty

Matthew C. McNulty , Secretary